EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE December 16, 2010
ITEM 3.	NEWS RELEASE Issued December 16, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced today that it had completed the sale of its remaining interest in the Noche Buena project to Minera Penmont, S. de R.L. de C.V. (“Penmont”) for US$10.12 million in cash. Penmont is a joint venture between Fresnillo plc. and Newmont USA Limited, a wholly owned subsidiary of Newmont Mining Corporation. Dahlman Rose & Co., LLC acted as advisors to Seabridge for this transaction.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 15th day of December, 2010.

APPENDIX A

Seabridge Gold Inc.
News Release

Trading Symbols:                TSX: SEA                                                                            For Immediate Release
NYSE Amex: SA                                                                                      December 16, 2010

Seabridge Gold Sells Residual Noche Buena Project Interest for US$10.12 Million

Toronto, Canada… Seabridge Gold announced today that it has completed the sale of its remaining interest in the Noche Buena project to Minera Penmont, S. de R.L. de C.V. (“Penmont”) for US$10.12 million in cash (see News Release dated October 28, 2010). Penmont is a joint venture between Fresnillo plc. and Newmont USA Limited, a wholly owned subsidiary of Newmont Mining Corporation. Dahlman Rose & Co., LLC acted as advisors to Seabridge for this transaction.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net